Sullivan & Worcester LLP                         T 202 775 1200
 1666 K Street, NW                                F 202 293 2275
 Washington, DC 20006                             www.sandw.com

                                      December 22, 2009




VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Alison White


                           Met Investors Series Trust
                      (Van Kampen Mid Cap Growth Portfolio)
                                 CIK: 0001126087
                                  (333-163400)


Ladies and Gentlemen:

     This letter responds to oral comments given on December 17, 2009 by Alison White of the Securities and Exchange Commission staff regarding the above-referenced filing. Set forth below is each comment and Met Investors Series Trust's (the "Trust's") response thereto.

1. Comment: With respect to the fee table on page 12 of the Prospectus/Proxy Statement, delete the second to the last line of the table with respect to total operating expenses since it duplicates the last line of the table.

     Response: The requested deletion has been made.

2. Comment: Please reconcile the disclosure on page 7 with the disclosure on page 25 and in the Agreement and Plan of Reorganization with respect to who pays for the costs of the reorganization.

     Response: The statements  made on pages 7 and 25 of the  Prospectus/  Proxy
     Statement   and   paragraph   9.1  of  the   Agreement   and  Plan  of
     Reorganization have been reconciled. As currently stated, the Adviser of the Van Kampen Mid Cap Growth Portfolio or MetLife Advisers, LLC will pay the other half of such costs.

3.   Comment: Please provide the standard Tandy representations.

     Response: The requested language is set forth below.

                                                                 * * *
         The Trust acknowledges that:

          1. it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

          2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

          3. the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

          Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1205.

                                                Very truly yours,

                                                /s/ Robert N. Hickey
                                                -------------------------
                                                    Robert N. Hickey

Enclosures

cc:  Elizabeth Forget
     Michael Lawlor, Esq.



THESE TABLES DO NOT REFLECT THE CHARGES AND FEES ASSESSED BY THE INSURANCE
COMPANY UNDER YOUR CONTRACT.

Fees and Expenses (as a percentage of average daily net assets)


--------------------- ------------------------------------- ------------------------------------------
                                   FI Mid Cap                          Van Kampen Mid Cap
--------------------- ------------------------------------- ------------------------------------------
--------------------- ------------ ----------- ------------ -------------- ------------- -------------
                        Class A     Class B      Class E       Class A       Class B       Class E
                        -------     -------      -------       -------       -------       -------
--------------------- ------------ ----------- ------------ -------------- ------------- -------------
--------------------- ------------ ----------- ------------ -------------- ------------- -------------
Management Fees
                      0.70%(a)     0.70%(a)    0.70%(a)     0.70%(b)       0.70%(b)      0.70%(b)
--------------------- ------------ ----------- ------------ -------------- ------------- -------------
--------------------- ------------ ----------- ------------ -------------- ------------- -------------
Distribution and
Service (12b-1) Fees  0.00%        0.25%       0.15%        0.00%          0.25%         0.15%
--------------------- ------------ ----------- ------------ -------------- ------------- -------------
--------------------- ------------ ----------- ------------ -------------- ------------- -------------
Other Expenses
                      0.07%        0.07%       0.07%        0.19%          0.19%         0.19%
--------------------- ------------ ----------- ------------ -------------- ------------- -------------
--------------------- ------------ ----------- ------------ -------------- ------------- -------------

Total Annual
Portfolio Operating   0.77%(a)     1.02%(a)    0.92%(a)     0.89%(b)(c)    1.14%(b)(c)   1.04%(b)(c)
Expenses
--------------------- ------------ ----------- ------------ -------------- ------------- -------------



------------------------------------------- -------------------------------------------------------------------
                                                                    Van Kampen Mid Cap
                                                                       (Pro Forma)
------------------------------------------- -------------------------------------------------------------------
------------------------------------------- ---------------------- --------------------- ----------------------
                                               Class A               Class B                Class E
------------------------------------------- ---------------------- --------------------- ----------------------
------------------------------------------- ---------------------- --------------------- ----------------------
Management Fees                             0.66% (d)              0.66% (d)             0.66% (d)
------------------------------------------- ---------------------- --------------------- ----------------------
------------------------------------------- ---------------------- --------------------- ----------------------
Distribution and Service (12b-1) Fees       0.00%                  0.25%                 0.15%
------------------------------------------- ---------------------- --------------------- ----------------------
------------------------------------------- ---------------------- --------------------- ----------------------
Other Expenses                              0.09%(e)               0.09%(e)              0.09%(e)
------------------------------------------- ---------------------- --------------------- ----------------------
------------------------------------------- ---------------------- --------------------- ----------------------
Total Annual Portfolio Operating Expenses   0.75%(d)               1.00%(d)              0.90%(d)
------------------------------------------- ---------------------- --------------------- ----------------------


     (a) Effective October 12, 2009, MetLife Advisers voluntarily agreed to waive the Management Fee for each Class of shares of FI Mid Cap to 0.65%. If this voluntary waiver were reflected in the table, for the period starting July 1, 2008, the Management Fee for each Class would be 0.65% and Total Annual Operating Expenses would be 0.72% for Class A shares, 0.97% for Class B shares and 0.87% for Class E shares.


     (b) Effective May 1, 2010, MetLife Advisers has voluntarily agreed to waive the Management Fee for each Class of shares of Van Kampen Mid Cap to 0.65%. If this voluntary waiver were reflected in the table and applied for the period starting July 1, 2008, the Management Fee for each Class would be 0.65% and Total Annual Operating Expenses would be 0.84% for Class A shares, 1.09% for Class B shares and 0.99% for Class E shares.

     (c) MetLife Advisers voluntarily waived 0.01% in expenses during the period. If this voluntary waiver were reflected in the table, Total Annual Portfolio Operating Expenses for the Class A, Class B and Class E shares would be 0.88%, 1.13% and 1.03%, respectively. Under certain circumstances these costs may be repaid to MetLife Advisers with the approval of the Trust's Board of Trustees.


     (d) Effective May 1, 2010, MetLife Advisers has voluntarily agreed to waive the Management Fee for each Class of shares of the Van Kampen Mid Cap to 0.64% based on assets of Van Kampen Mid Cap as of September 30, 2009 and total Annual Operating Expenses would be 0.73% for Class A shares, 0.98% for Class B shares and 0.88% for Class E shares.

    After the Reorganization, what shares of Van Kampen Mid Cap will I own?

         If you own Class A, Class B or Class E shares of FI Mid Cap, you will own Class A, Class B or Class E shares of Van Kampen Mid Cap, respectively.

         The new shares you receive will have the same total value as your shares of FI Mid Cap as of the close of business on the day immediately prior to the Reorganization.

    How will the Reorganization affect me?

         It is anticipated that the Reorganization will benefit you as follows, although no assurance can be given that the Reorganization will result in any such benefits:

     o OPERATING EFFICIENCIES: Upon the reorganization of FI Mid Cap into Van Kampen Mid Cap, operating efficiencies may be achieved by Van Kampen Mid Cap because it is expected to have a greater level of assets than either of the Portfolios have currently. As of September 30, 2009, FI Mid Cap's total net assets were approximately $554 million. Van Kampen Mid Cap had total net assets of approximately $122 million as of September 30, 2009.

     o COST CONSIDERATIONS: The current annual management fee for Van Kampen Mid Cap is 0.70% of average daily net assets. The current annual management fee of FI Mid Cap is 0.65% (after waivers implemented on October 12, 2009) of average daily net assets. Total Operating Expenses for the twelve month period ended June 30, 2009 for each Portfolio were 0.89% and 1.14% for Class A and Class B shares of Van Kampen Mid Cap, respectively (the only classes of securities outstanding prior to the Reorganization), and 0.77%, 1.02% and 0.92% for the Class A, Class B and Class E shares of FI Mid Cap, respectively. It is anticipated that upon completion of the Reorganization, the Total Operating Expenses for Van Kampen Mid Cap will be 0.75% for Class A shares, 1.00% for Class B shares and 0.90% for Class E shares (assuming recoupment by MetLife Advisers, LLC ("MetLife Advisers") of certain expenses pursuant to an Expense Limitation Agreement). Moreover, while no assurance can be provided, the operating expenses of Van Kampen Mid Cap may potentially decrease over the long term due to the spreading of fixed costs over a larger pool of assets.

     The Reorganization will not affect your Contract rights. The value of your Contract will remain the same immediately following the Reorganization. The Trust will sell its shares on a continuous basis at net asset value only to insurance companies. Each Insurance Company will keep the same separate account. Your Contract values will be allocated to the same separate account and that separate account will invest in Van Kampen Mid Cap after the Reorganization. After the Reorganization your Contract values will depend on the performance of Van Kampen Mid Cap rather than that of FI Mid Cap. The Adviser of Van Kampen Mid

Cap or MetLife Advisers will pay one half of the costs of the Meeting, this proxy solicitation and any adjourned session (estimated at approximately

$359,000). Van Kampen Mid Cap will bear the other half of these costs. Such costs are ultimately borne by the Portfolio's shareholders which will include the former shareholders of FI Mid Cap.

         If the Reorganization is consummated, Van Kampen Mid Cap will pay one half of the expenses of the Reorganization (including the cost of any proxy-soliciting agent) and the Manager or the Adviser will pay the other half of such expenses. If the Reorganization is not consummated, no portion of the expenses will be borne directly or indirectly by FI Mid Cap, Van Kampen Mid Cap or their shareholders. MetLife or one of its affiliates will pay such expenses.

         If FI Mid Cap's shareholders do not approve the Reorganization, the Directors will consider other possible courses of action in the best interests of shareholders.

    Federal Income Tax Consequences

         The Reorganization is intended to qualify for federal income tax purposes as a tax free reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, Van Kampen Mid Cap and FI Mid Cap will receive an opinion from the law firm of Sullivan & Worcester LLP to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, and certain representations made by the Portfolios, for federal income tax purposes, upon consummation of the Reorganization, and while the matter is not entirely free from doubt:

     (1) The transfer of all of the assets of FI Mid Cap solely in exchange for shares of Van Kampen Mid Cap and the assumption by Van Kampen Mid Cap of the liabilities of FI Mid Cap, followed by the distribution of Van Kampen Mid Cap's shares to the Record Holders of FI Mid Cap in dissolution and liquidation of FI Mid Cap, will constitute a "reorganization" within the meaning of section 368(a) of the Code, and Van Kampen Mid Cap and FI Mid Cap will each be a "party to a reorganization" within the meaning of section 368(b) of the Code;

     (2) No gain or loss will be recognized by Van Kampen Mid Cap upon the receipt of the assets of FI Mid Cap solely in exchange for the shares of Van Kampen Mid Cap and the assumption by Van Kampen Mid Cap of the liabilities of FI Mid Cap;

     (3) No gain or loss will be recognized by FI Mid Cap on the transfer of its assets to Van Kampen Mid Cap in exchange for Van Kampen Mid Cap's shares and the assumption by Van Kampen Mid Cap of the liabilities of FI Mid Cap or upon the distribution (whether actual or constructive) of Van Kampen Mid Cap's shares to FI Mid Cap's Record Holders in exchange for their shares of FI Mid Cap;

     (4) No gain or loss will be recognized by FI Mid Cap's Record Holders upon the exchange of their shares of FI Mid Cap for shares of Van Kampen Mid Cap in liquidation of FI Mid Cap;

     (5) The aggregate tax basis of the shares of Van Kampen Mid Cap received by each Record Holder of FI Mid Cap pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of FI Mid Cap held by such Record Holder immediately prior to the Reorganization, and the holding period of the shares of Van Kampen Mid Cap received by each Record Holder of FI Mid Cap will include the period during which the shares of FI Mid Cap exchanged therefore were held

                                         25